March 27, 2013

Via EDGAR AND EMAIL

Christian Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Subject:	Harvard Illinois Bancorp, Inc.

Preliminary Proxy Statement on Schedule 14A
Filed March 15, 2013 by Stilwell Value Partners II, L.P.,
Stilwell Value Partners VII, L.P., Stilwell Partners, L.P.,
Stilwell Value LLC, Joseph Stilwell, Mark S. Saladin, and
Scott Ripkey

File No. 000-53935

Dear Mr. Windsor:

Stilwell Value Partners II, L.P., Stilwell Value Partners VII, L.P., Stilwell Partners, L.P., Stilwell Value LLC, Joseph Stilwell, Mark S. Saladin, and Scott Ripkey (collectively, the "Stilwell Group Members"), are in receipt of your letter dated March 25, 2013, regarding the subject filing. On behalf of the Stilwell Group Members, set forth below are their responses to the comments in your letter. The headings below correspond to the numbered comments and headings; each comment is included in full, followed by the response. The Stilwell Group Members are simultaneously filing electronically via EDGAR the Group's Amended Preliminary Proxy Statement and related proxy card (together, the "Amended Preliminary Proxy Materials"). Accompanying the email transmission of this letter is a black-lined copy of the Amended Preliminary Proxy Materials marked to show revisions from the Stilwell Group's preliminary proxy statement filed on March 15, 2013.

Christian Windsor

March 27, 2013

Preliminary Proxy Statement

1.	To the extent relevant to an understanding of the current solicitation by the Stilwell Group and/or the nominee's plans if elected, further supplement your disclosure to succinctly describe the material items discussed in any meetings between the Company and the Stilwell Group. Also update the filing to discuss any material contacts the Stilwell Group has had with the Company since the filing of the preliminary proxy statement.

Response:

There have not been any meetings between the Company and the Stilwell Group, or any discussions or contacts between the Company and the Stilwell Group since the filing of the preliminary proxy statement. The last encounter between the Company and representatives of the Stilwell Group was at the 2011 annual meeting; however, no material discussions were had.

2.	We note that the list of directors included at the top of your letter to shareholders may suggest that the solicitation is being made by the named company directors. Please revise to ensure there is no such suggestion.

Response:

The list of directors has been deleted.

3.	Please ensure that each statement or assertion of opinion or belief set forth in your proxy statement is characterized as such, and that a reasonable basis for each such opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions in your materials that are not characterized as an opinion and/or which require supplemental information and further disclosures to support your belief or opinion:

•	The following assertions made in the letter to shareholders: "Since going public in 2010, HARI's performance has been poor to mediocre, at best," and "The returns to shareholders remain insignificant and, therefore, do not justify the Bank's existence in its current state."

Christian Windsor

March 27, 2013

•	Your assertion that you are running a "shareholder-friendly nominee" for a seat on the Company's board of directors, as stated in the letter to shareholders;

•	Your position that "HARI should be sold or merged with a better-run community bank to maximize shareholder value," as stated in the letter to shareholders; and

•	The assertions that each of Mark Saladin and Scott Ripkey have experience that "would be helpful in addressing the challenges the Board faces in its MOU with its regulators," on pages 3 and 4 respectively.

Where the basis of support is other documents, provide either complete copies of the documents, or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response:

We respond to the above four bullet points as follows:

First bullet point: Additional disclosures providing factual support for these statements have been made in the letter to shareholders.

Second bullet point: We have revised this statement to more clearly indicate that this is a statement of opinion.

Third bullet point: The additional disclosures made in connection with the first bullet point support our statement of opinion here (“[i]t is our position”) that the bank is not well run.

Fourth bullet point: We have clarified that it is our opinion that our nominees' experience as an attorney and an executive is relevant in confronting the Bank's regulatory issues. Please see page 4 of the Amended Preliminary Proxy Materials.

4.	The letter to shareholders also indicates your belief that the Company "has had a reasonable amount of time to turn the Bank into an institution that can provide meaningful returns to its owners." Please revise to clarify what you mean by the term "meaningful returns."

Christian Windsor

March 27, 2013

Response:

As noted in the response above, the letter to shareholders has been revised to include the requested information. Specifically, we have added information concerning the Company’s return on equity, which we view as insufficient based upon a statistical comparison to other savings institutions.

Proposal Number 1: Election of Directors, page 3

5.	Please disclose whether you believe your nominees would qualify as independent under the listing standards applicable to the Company.

Response:

The requested information has been included on page 4 of the Amended Preliminary Proxy Materials.

6.	Please explain the references to the company's MOU.

Response:

We added a statement on page 3 of the Amended Preliminary Proxy Materials referencing the Company's description of the MOU at Page F-73 of its 2012 Form 10-K. Here is the description:

“Effective September 2, 2010, the Board of Directors of the Company entered into a memorandum of understanding (the “MOU”) with the Office of Thrift Supervision (the “OTS”). The MOU, which is an informal enforcement action, requires the Company to take a number of actions, including among other things:

1.	review the business plan of its subsidiary, Harvard Savings Bank, and provide the OTS with a written compliance report identifying any instances of Bank’s material non-compliance with its business plan and establishing a target date for correcting any such non-compliance or indicating that a new business plan will be submitted;

2.	submit a capital plan (the “Capital Plan”) which shall include, among other things, a minimum tangible capital ratio commensurate with the Company’s consolidated risk profile, capital preservation strategies to achieve and maintain the Board-established minimum tangible equity capital ratio, operating strategies to achieve net income levels that will result in adequate cash flow throughout the term of the Capital Plan, and quarterly pro forma consolidated and unconsolidated financial statements for the period covered by the Capital Plan;

Christian Windsor

March 27, 2013

3.	submit any material modifications to the Capital Plan to the OTS for its non-objection;

4.	update the Capital Plan on an annual basis;

5.	prepare and submit quarterly reports comparing projected operating results contained in the Capital Plan to actual results;

6.	implement a risk management program which shall, among other things, appoint one or more individuals responsible for implementing and maintaining the program, clearly define the duties of the appointed individual(s), and identify the means and methods to be used to identify and monitor significant risks and trends impacting the Company’s consolidated risk and compliance profile;

7.	to not declare or pay any dividends or purchase, repurchase, or redeem, or commit to purchase, repurchase, or redeem any Company stock without the prior written non-objection of the OTS; and

8.	to not incur any additional debt at the holding company without the prior written non-objection of the OTS.

The Company has taken the relevant actions to comply with the terms of the agreement and believes it will be able to maintain compliance, although compliance will be determined by the Federal Reserve Board (FRB) which now supervises the Company, and not by the Company. The requirements of the MOU will remain in effect until the FRB decides to terminate, suspend or modify it.”

7.	We note your disclosure in Appendix A that each of your nominees has been granted stock options that become exercisable upon the occurrence of certain events, including the sale, transfer, conveyance or other disposition of all or substantially all of the assets of the Company. Please revise the "Proposal Number 1: Election of Directors" section to discuss the types of conflicts of interest that may exist between your nominees and the Company's shareholders as a result of such arrangement.

Christian Windsor

March 27, 2013

Response:

We believe that the stock option agreements do not create any conflict of interest between the nominees and the Company’s shareholders. As you noted, the stock options are only exercisable upon a change in control or similar event involving the Company. Such an event will occur only upon the receipt of board, regulatory and shareholder approval, thereby assuring that it will be in the best interests of the shareholders as a whole. This negates the implication of any conflict.

Additionally, the Company’s directors have received significant stock option awards from the Company (see chart on Page 19 of the Company's PREC14A, filed on March 15, 2013), but have not disclosed any perceived conflicts of interest resulting from such awards, even though such awards may encourage a focus on short-term appreciation in the stock trading price.

Other Matters

8.	The Stilwell Group refers shareholders to information that it is required to provide that will be contained in the Company's proxy statement. We presume that the Stilwell Group is relying upon Rule 14a-5 (c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5 (c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if the Stilwell Group determines to disseminate its proxy statement prior to the distribution of the Company's proxy statement, it must undertake to provide the omitted information to security holders. Please advise as to the Stilwell Group's intent in this regard.

Response:

The Stilwell Members do not intend to mail their definitive proxy materials until after the March 28, 2013 record date for the Company's 2013 annual meeting. If the Company has distributed the subject information by the time the Group's definitive proxy materials are printed, it will be included. If, by that time, the Company has not distributed the information, the omitted information, other than information that persons other than the registrant are not required by Schedule 14A to provide to security holders, will be provided in additional definitive proxy materials mailed by the Group at a later date.

Christian Windsor

March 27, 2013

Proposal Number 2: Advisory Vote on Executive Compensation, page 4

9.	Revise this section to provide your reasons for recommending that shareholders vote against the proposal to approve executive compensation. Please also apply this comment to proposal no. 3.

Response:

The requested information has been included on pages 4 and 5 of the Amended Preliminary Proxy Materials.

Solicitation; Expenses, page 6

10.	Disclosure indicates that the filing persons may solicit proxies by mail, e-mail, advertisement, telephone, facsimile and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:

The Stilwell Group Members understand that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under cover of Schedule 14A on the date of first use.

Additional Information, page 10

11.	Please delete the disclaimer in the last sentence of the first paragraph on page 10. It is inappropriate to disclaim responsibility for your own disclosure.

Response:

The last sentence of the second to last paragraph (formerly the first paragraph) on page 10 has been deleted.

Christian Windsor

March 27, 2013

Proxy Card

12.	Please revise to clearly mark the proxy card as preliminary. See Exchange Act Rule 14a-6(e)(I).

Response:

The proxy card has been revised to include legends stating that it is preliminary.

13.	Please revise the proxy card to provide shareholders with the ability to withhold authority to vote for any other nominee, as required by Rule 14a-4(d)(4)(iii).

Response:

The proxy card language has been revised to clarify that shareholders have the ability to withhold authority to vote for any other nominee.

Closing Comments

We are enclosing written acknowledgments from each of the participants that:

•	The filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christian Windsor

March 27, 2013

If you have any additional questions, please contact the undersigned at (212) 267-6900 or Mary Ann Frantz at (503) 205-2552.

Very truly yours,

Spencer L. Schneider, Esq.

ON BEHALF OF:
  Stilwell Value Partners II, L.P.
  Stilwell Value Partners VII, L.P.
  Stilwell Partners, L.P.
  Stilwell Value LLC
  Joseph Stilwell
  Mark S. Saladin
  Scott Ripkey

03/26/2013 23:17 12122692675 PAGE 01/01

## Participant Acknowledgement

Re: Harvard Illinois Bancorp, Inc.,

SEC File No. 000-53935

In connection with the above-captioned proxy statement, I hereby acknowledge that:

Scott Ripkey

Dated: March 26, 2013

Mar/27/2013 8:27:34 AM Newport Coast Villas 949-464-6010 1/1

**Participant Acknowledgement**

Re: Harvard Illinois Bancorp, Inc.,

SEC File No. 000-53935

In connection with the above-captioned proxy statement, I hereby acknowledge that:

Joseph Stilwell, on behalf of himself
and the Stilwell entities listed above

Dated: March 26, 2013